Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

May 9, 2019

VIA EDGAR

Ronald Alper
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Eagle Acquisition Corp.

Amendment to Registration Statement on Form S-1

Filed May 3, 2019
File No. 333-230815

Dear Mr. Alper:

On behalf of our client, Diamond Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 9, 2019, relating to the Company’s Registration Statement on Form S-1/A filed with the Commission on May 3, 2019 (the “First Amendment”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (the “Second Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Second Amendment marked to show changes from the First Amendment.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Second Amendment of changes made in response to the Staff’s comment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Second Amendment.

Form S-1/A filed May 3, 2019

Certain agreements related to this offering may be amended without shareholder approval, page 51

1.	Please revise the risk factor to identify all agreements that may be amended without shareholder approval. Discuss how they may be amended, reasons such amendments may occur, and the potential impact on shareholders.

Response: The Company has revised such risk factor beginning on page 51 in response to the Staff’s comment.

Risk Factors

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits...., page 57

2.	Your disclosure states that your amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. This is not entirely consistent with the provision in the amended and restated certificate of incorporation, which does not reference “to the fullest extent permitted by applicable law” but instead specifically carves out Exchange Act claims. Please reconcile this apparent discrepancy.

Response: The Company has revised the disclosure on pages 57, 124 and 125 to remove such references to “to the fullest extent permitted by applicable law” and to reconcile any discrepancies between the disclosure and the Company’s form of amended and restated certificate of incorporation.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Second Amendment.

Sincerely, /s/ Joel L. Rubinstein Joel L. Rubinstein